UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2025

Azul Announces Approval of Capital Increase

São Paulo, February 4th, 2025 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) hereby informs its shareholders and the market in general that, at a meeting held on this date, the Board of Directors, pursuant to binding agreements already disclosed entered into between Azul and certain lessors and equipment suppliers (“Lessors/OEMs”) that hold a portion of Azul's pending lease obligations (“Lessors/OEM Agreements”), approved the Company's capital increase, within the limit of the authorized capital provided for in Article 6 of the Company's Bylaws, through the private subscription of new preferred shares, in the amount of, at least, BRL 1,509,287,753.48 (one billion, five hundred and nine million, two hundred and eighty-seven thousand, seven hundred and fifty-three reais and forty-eight cents) (“Minimum Subscription”) and, at most, BRL 6,132,392,670.01 (six billion, one hundred and thirty-two million, three hundred and ninety-two thousand, six hundred and seventy reais and one cent) (“Maximum Subscription”), with the issuance of at least 47,033,273 (forty-seven million, thirty-three thousand, two hundred and seventy-three) new preferred shares (“Minimum Number”), and a maximum of 191,101,066 (one hundred and ninety-one million, one hundred and one thousand and sixty-six) new preferred shares (“Maximum Number”), all nominative and with no par value, at an issue price of BRL 32.0897878718 per preferred share, which was fixed without unjustified dilution for the current shareholders, based on negotiations between the Lessors/OEMs and the Company, independent and unrelated parties with different interests, taking into consideration, among other aspects, the criteria set out in items I and III of article 170, paragraph 1 of Law 6,404/1976 (“Capital Increase”).

Pre-emptive rights will be granted to holders of common and preferred shares issued by the Company, under the terms of article 171 of Law No. 6,404/1976, in accordance with the information provided in the Notice to Shareholders released on this date.

The Capital Increase is inserted in the context of the Company's restructuring, which aims to strengthen the Company's financial condition and to generate cash and improve its capital structure, helping to bring its liabilities into balance, pursuant to Material Facts disclosed on October 7 and 28, November 14, December 9 and 18, 2024, January 08, 16, 22 and 28, 2025, Azul (i) has successfully entered into definitive binding agreements with lessors, manufacturers and other suppliers, improving the Company’s cash flow by more than USD 300 million in the years 2025, 2026 and 2027; and (ii) made and settled an offer in the principal amount of US$525 million on its Superpriority Notes with floating rate due 2030 and exchange offers and solicitation of consents described below (“Restructuring”).

As agreed in the Restructuring documents, the Company negotiated with the ad hoc group of supporting bondholders, among other matters:

(i)	post-Restructuring governance agreements and long-term management incentive plans, including rights to appoint members of the Board of Directors; and

(ii)	a commitment to migrate to a single class of shares within a specified time period.

As informed above, in the context of the Restructuring, the Company launched the following exchange offers and solicitation of consents (“Exchange Offers”):

(i)	an offer by Azul Secured Finance LLP (“Issuer”) to eligible holders of its senior secured first out notes due 2028 bearing interest at 11.930% (the “1L Notes”) to exchange them for new senior secured first out notes due 2028 bearing interest at 11.930% (the “New 1L Notes”); and

(ii)	offers by the Issuer to eligible holders of its senior secured second out notes due 2029 bearing interest at 11.500% (the “2029 Notes”) and senior secured second out notes due 2030 bearing interest at 10.875% (the “2030 Notes”, and together with the 2029 Notes, the “2L Notes”, referred to collectively with the 1L Notes, as the “Existing Notes”) to exchange the 2L Notes of the relevant series for new 11.500% senior secured second out notes due 2029 and 10.875% senior secured second out notes due 2030, as applicable, to be issued by the Issuer (the “New 2L Notes” and, together with the New 1L Notes, the “New Notes”).

Material Fact February | 2025

The terms of the New 2L Notes issued under the relevant Exchange Offers provide for mandatory equitization of the of the New 2L Notes (“2L Equitization”), subject to certain conditions established under the terms of the New 2L Notes. On consummation of the Exchange Offers, the 2L Equitization will be carried out through a mandatory swap of the principal amount of the New 2L Notes for new preferred shares (including in the form of ADRs) in up to three phases, and through a mandatory exchange for new convertible second out notes.

Also in view of the Lessors/OEMs Agreements, the Capital Increase is an essential measure for the fulfillment of the obligations assumed by the Company in the Lessors/OEMs Agreements and the effective implementation of the Restructuring.

The terms of the Restructuring have been made available to the shareholders previously and are described in detail in the Material Facts mentioned above and in the Comprehensive Restructuring and Recapitalization Term Sheet (“Term Sheet”), available on the Company's Investor Relations website, through the link https://ri.voeazul.com.br/en/investor-information/debt-information/ .

The Company also informs that, on this date, it has called an Extraordinary General Meeting and a Special Meeting of preferred shareholders, to be held on February 25, 2025, to resolve on a set of fundamental matters for the implementation of the Restructuring.

Other information about the Capital Increase can be found in the minutes of the Board of Directors' meeting and in the Notice to Shareholders, as well as other information about the Extraordinary General Meeting and the Special Meeting called on this date, are available on the Company's Investor Relations websites (www.ri.voeazul.com.br), the Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The Company will keep investors and the market in general updated on the progress of the Capital Increase.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards.

For more information, visit ri.voeazul.com.br.

Contacts:

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196 1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 4, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer